CROWDFUNDER FINANCIAL SERVICES, INC.

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

Year Ended December 31, 2020

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: October 31, 2023
	Estimated average burden
	Hours per response 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2020_____ AND ENDING _____12/31/2020_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CFI Securities

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5757 Wilshire Blvd., Suite 370

(No. and Street)

Los Angeles	**CA**	**90036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Beaton   **603-379-2478**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC

(Name – if individual, state last, first, middle name)

1928 Jackson Lane	**China Spring**	**TX**	**76633**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to
respond unless the form displays a currently valid **OMB**
control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **Daniel Beaton**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CFI Securities**, as of **December 31**, 20 **20**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6264166
Qualified in New York County
My Commission Expires Jun 25, 2020

Mary Martinez

Notary Public

Signature

FINOP

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of CFI Securities, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of CFI Securities, Inc. (the "Company”) as of December 31, 2020, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through contributions. These conditions raise doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect to this matter.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statement. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC

Tuttle Bond, PLLC

China Spring, Texas
May 11, 2021

We have served as the CFI Securities, Inc.’s auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

- 2 -

CROWDFUNDER FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

<u>ASSETS</u>

Cash	$	192
Prepaid expenses		1,467
Total assets	$	1,659

<u>LIABILITIES AND STOCKHOLDER'S DEFICIT</u>

Accounts payable and accrued expenses	$	19,446
Related party payable		7,258
Total liabilities		26,704
Capital Stock		112,781
Additional Paid in Capital		117,145
Retained deficit		(254,971)
Total stockholder's deficit		(25,045)
Total liabilities and stockholder's deficit	$	1,659

CROWDFUNDER FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
For the Year ended December 31, 2020

Revenues:		
Placement fees	$	-
Operating expenses:		
Professional fees		15,800
Rent		(3,000)
Regulatory fees		5,093
Other expenses		866
		18,759
Net loss	$	(18,759)

See notes to financial statements

CROWDFUNDER FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT
For the Year ended December 31, 2020

	Common Stock	Additional Paid in Capital	Accumulated Losses	Total Stockholder's Equity/(Deficit)
Balance at December 31, 2019	$ 112,781	$ 117,145	$ (236,212)	$ (6,286)
Net loss	-	-	(18,759)	(18,759)
Contributed capital	-	-	-	-
Balance at December 31, 2020	$ 112,781	$ 117,145	$ (254,971)	$ (25,045)

See notes to financial statements

CROWDFUNDER FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
For the Year ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(18,759)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Prepaid expenses		2,781
Accounts payable and accrued expenses		3,419
Related party payable		-
Net cash used by operating activities		(12,559)
Cash flows from financing activities:		
Contributions from members		-
Due from affiliate		5,167
Related party payable		7,258
Net cash provided by financing activities		12,425
Net decrease in cash during the year		(134)
Cash, beginning of year		326
Cash, end of year	$	192

CROWDFUNDER FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1   **Organization and nature of business**

Crowdfunder Financial Services, Inc. (the "Company") was formed in 2016 and is a California corporation. The Company is a wholly-owned subsidiary of Crowdfunder, Inc. (the "Parent"). The Company's primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds, Regulation A and Regulation S offerings, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 on April 4, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Going Concern and Liquidity Risk

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2020, the Company reported a net loss of $18,759 and relied on cash flow from member of $12,425 to fund its operation. These results and the $192 of cash on hand at December 31, 2020 raise substantial doubt about the Company's ability to continue as a going concern.

In 2021, the Company will focus on expanding its revenues from new customers. The Company will require greater revenues from its placement fee line of business to achieve profitable results. If the Company achieves an increase in revenues, it is expected such funds will provide the working capital necessary to fund the Company's operations in accordance with its currently planned business activities.

Note 2   **Summary of significant accounting policies**

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Note 2   <u>**Summary of significant accounting policies (continued)**</u>

<u>Revenue recognition(continued)</u>
In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of placement fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

<u>Estimates</u>
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

<u>Income tax positions</u>
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. The Company has $53,544 in a deferred tax asset and the Company applied a 100% discount valuation in anticipation of being unused.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

<u>Subsequent events</u>
For purposes of preparing financial statements the Company considered events through May 11, 2021, the date the financial statements were available for issuance. Subsequent to the end of the year, the financial markets have been severely impacted by the effects of the Coronavirus pandemic. The Company continues to evaluate the current and long-term impact of the pandemic on Company operations, but projections to future operations are not known at this time.

Note 4   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2020 the Company's net capital was $(26,512) which was $(31,512) less than its required net capital of $5,000. The Company's aggregate indebtedness to net capital was -1.01 to 1.

From February 13, 2018 through December 31, 2020, the Company's net capital was below its minimum net capital requirement. The Company made notice pursuant to SEC Rule 17a-11. The Company did not conduct any securities business during the period of net capital deficiency. FINRA has not imposed any additional sanctions on the Company due to its net capital deficiency.

Note 5   **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 6   **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7   **Related party transactions**

Due to related party of $7,108, as shown of the statement of financial condition represents cash advances made by the Parent.

CROWDFUNDER FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2020

Capital					
Members' deficit				$	(25,045)
Deductions and charges:					
Prepaid expenses	$	1,467			
					1,467
Net capital				$	(26,512)
Aggregate indebtedness					
Accounts payable and accrued expenses				$	26,704
Computation of basic net capital requirement					
Minimum net capital required				$	1,780
Minimum dollar net capital required					5,000
Net capital requirement					5,000
Deficient net capital				$	(31,512)
Net capital less 120% of minimum					
dollar net capital required				$	(32,512)
Percentage of aggregate indebtedness to net capital					-101%

There are no material differences between the computations above
and the computations included in the Company's corresponding
unaudited Form X-17A-5 PartIIA filing.



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

<u>Report of Independent Registered Public Accounting Firm</u>
<u>Exemption Review Report Pursuant to 15c3-3</u>

Daniel Beaton
CFI Securities, Inc.
5757 Wilshire Boulevard,
Suite 370
Los Angeles, CA 90036

Dear Daniel Beaton:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which CFI Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, but instead relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. CFI Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFI Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC

Tuttle Bond, PLLC

China Spring, Texas
May 11, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

- 11 -


CFI Securities
Exemption Report
December 31, 2020


CFI Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to private placement of securities.

(3) The Company has no exceptions to report this fiscal year.

I, Daniel Beaton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Financial operations principal